NEWS RELEASE

RepliCel Announces DermaPrecise™ Development Milestone, Updates Arbitration Proceedings
VANCOUVER, BC, CANADA – September 13, 2023 – RepliCel Life Sciences Inc. (OTCPK: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”), a company developing novel, next-generation injection technologies as well as regenerative medicine products in aesthetics and orthopedics, provides development update.
RepliCel is pleased to announce the delivery of the User Requirement Specification from our primary vendor, A.M.I. “We have received testing data, confirming the device will function according to our designated parameters. DermaPrecise™ has illustrated its value proposition by controlling injections based on volume, depth and sheer force” Schutte stated. “We believe this comprehensive testing data will be key in business development efforts going forward.” RepliCel anticipates completing the development phase in 2023. The next step will be securing a contract manufacturer in North America. A complete timeline for approval will be articulated at the Annual General Meeting. RepliCel intends to provide updates as development milestones are achieved.
RepliCel further provides an update regarding the ongoing ICDR proceedings with the Shiseido Group. In response to numerous inquiries, the Company refers to the ICDR rules Article 40, which stipulates that the parties must keep arbitration proceedings confidential; however, the Company is required, by law, to disclose material events. The Company confirms that an award will be a material event to be disclosed in a timely manner, in accordance with applicable securities laws.
About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.
The Company’s cell therapy product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 has been the subject of successful safety and dose-finding clinical studies and is now the subject of its third clinical study evaluating efficacy for the treatment of male and female hair loss due to androgenetic alopecia. This ongoing study is being funded by Shiseido Company Limited pursuant to a license agreement which has now been terminated but is the subject of an arbitration regarding Shiseido’s rights to the product for Asia. RepliCel maintains the undisputed rights to RCH-01 for the rest of the world. RCT-01 and RCS-01 are exclusively licensed in Greater China to YOFOTO (China) Health Company. RepliCel and YOFOTO are currently co-developing these products in China. RepliCel maintains the rights to these products outside of Greater China.
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RepliCel has also developed a proprietary injection device (DermaPreciseTM) and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the DermaPrecise™ device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being approved for market launch in either the United States or Europe.
MainPointe Pharmaceuticals has an exclusive distribution agreement for the DermaPrecise™ device and consumables in the United States, subject to income. MainPointe is expected to fund the FDA approval process in the United States. Please visit replicel.com for additional information.
For more information, please contact:
Andrew Schutte, CEO and President
604-248-8693
info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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